EXHIBIT 99.2

RANDGOLD & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code:  RNG    ISIN:  ZAE000008819
Nasdaq trading symbol: RANGY
("Randgold")
Trading Statement
Randgold is expecting a decrease of between 35% and 55% in earnings per share and a further decrease of 480% and 495% in headline earnings per share for the 12 month period ended 31 December 2004 ("the preliminary results") compared to that of the last comparative period.
The information in this trading statement has not been reviewed or reported on by Randgold's auditors. The release of the preliminary results announcement is expected to be published on or about 28 April 2005.
Johannesburg
26 April 2005
Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited